U.S. SECURITIES AND EXCHANGE COMMISSION

Washington D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

August 14, 2007

Commission File No.:  0-30308

SOUTHWESTERN RESOURCES CORP.

(Translation of Registrant's name into English)

Suite #1650, 701 West Georgia Street, Vancouver, B.C.  V7Y 1C6

(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [    ]

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [    ]

Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12 is not eligible for exemption under Rule 12g3-2(b).  Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant:

SOUTHWESTERN RESOURCES CORP.

By:

/s/ Thomas W. Beattie

Thomas W. Beattie

Vice President, Corporate Affairs

Date:

August 14, 2007

EXHIBIT INDEX

Exhibit No.	Description

99.1	Interim Financial Statements for the period ended June 30, 2007
99.2	Management's Discussion & Analysis for the period ended June 30, 2007
99.3	CEO Certification
99.4	CFO Certification